UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 14F-1


                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(F) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER


                            WEALTHCRAFT SYSTEMS INC.
             ______________________________________________________
             (Exact Name of Registrant as Specified in its Charter)


              Nevada                     000-51575             88-0409165
 _______________________________        ___________        ___________________
 (State or other jurisdiction of        Commission         (I.R.S. Employer
  incorporation or organization)        File Number        Identification No.)


                       6767 W. Tropicana Avenue, Suite 207
                          Las Vegas, Nevada 89103-4754
                    ________________________________________
                    (Address of principal executive offices)


                                 (702) 248-1047
                           ___________________________
                           (Issuer's Telephone Number)


                        Date of Mailing: November 1, 2006

                            WEALTHCRAFT SYSTEMS INC.
                       6767 W. Tropicana Avenue, Suite 207
                          Las Vegas, Nevada 89103-4754

                 INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
               OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
                   AND SEC RULE 14F-1 PROMULGATED THEREUNDER


          NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

                                November 1, 2006


                                  INTRODUCTION

This Information Statement is being furnished to shareholders of record as of October 30, 2006 of the outstanding shares of common stock of WealthCraft Systems Inc. ("we", "us", "our", "WealthCraft Holdings" or the "Company"), pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 promulgated thereunder, in connection with the issuance of shares of our common stock pursuant to a Share Exchange Agreement dated as of October 17, 2006 (the "Exchange Agreement"), by and among WealthCraft Holdings, WealthCraft Systems Limited, a limited company organized under the laws of the Hong Kong Special Administrative Region of the People's Republic of China ("WealthCraft HK") and WealthCraft HK's shareholders pursuant to which the parties agreed that we will acquire all of the issued and outstanding shares of stock of WealthCraft HK in exchange for the issuance in the aggregate of 7,000,000 shares of our common stock to WealthCraft's HK's shareholders (the "Share Exchange").

At the consummation of the Share Exchange, our board of directors, which currently consists of Bonita R. Alvarez, Deborah J. Koeberl and Gary W. Koeberl, will appoint Kelly Jay Michael Tallas and Curtis Cornelius Hulleman to our board of directors, with Mr. Tallas serving as Chairman. Our directors and officers prior to the Share Exchange will resign as our officers and directors upon the closing of the Share Exchange. In addition, concurrent with the closing of the Share Exchange, our board of directors will appoint Mr. Tallas as Chief Executive Officer and Jenny Xiao Zhen Li as Chief Financial Officer. Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Exchange Agreement, there will be a change-of-control of our Company on the date the Share Exchange is completed.

No action is required by the shareholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our shareholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our shareholders). Accordingly, the closing of the transactions contemplated under the Exchange Agreement and the resulting change in a majority of our directors will not occur until at least 10 days following the mailing of this Information Statement. This Information Statement will be mailed to our shareholders of record on October 30, 2006.

Please read this Information Statement carefully. It describes the terms of the Exchange Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Share Exchange. All of our filings and exhibits thereto may be inspected without charge at the public reference section of the Securities and Exchange Commission (the "SEC") at 100 F Street N.E., Washington, DC 20549 or obtained on the SEC's website at www.sec.gov.

THIS INFORMATION STATEMENT IS NOT AN OFFER OF SECURITIES FOR SALE. ANY SECURITIES ISSUED IN THE SHARE EXCHANGE AND SOLD IN THE SHARE EXCHANGE WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933 AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933 OR PURSUANT TO AN EXEMPTION FROM SUCH REGISTRATION.

NO VOTE OR OTHER ACTION BY OUR SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND US A PROXY.


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                           PROPOSED CHANGE OF CONTROL

On October 17, 2006, we entered into the Exchange Agreement with WealthCraft HK and the shareholders of WealthCraft HK pursuant to which we will acquire all of the issued and outstanding shares of stock of WealthCraft HK, in exchange for the issuance in the aggregate of 7,000,000 shares of our common stock to WealthCraft HK's shareholders, which represents 70% of our issued and outstanding capital stock. Following the closing of the Share Exchange, WealthCraft HK will become a wholly-owned subsidiary of WealthCraft Holdings and, upon the issuance of the shares pursuant to the Exchange Agreement, the shareholders of WealthCraft HK will become the owners of 70% of our issued and outstanding stock. We currently have a total of 7,700,000 issued and outstanding shares of common stock, although immediately prior to the consummation of the Share Exchange, certain of our shareholders have agreed to surrender for cancellation 5,075,000 shares of our common stock.

The shares of our common stock to be issued under the Exchange Agreement will not be registered under the Securities Act of 1933 (the "Securities Act"), and will bear restrictive legends that reflect this status. The securities will be issued in a private placement in reliance on the exemption from registration provided by Section 4(2) of the Securities Act, and/or Regulation S promulgated under the Securities Act.

As discussed above, at the consummation of the Share Exchange, our board of directors, which currently consists of Bonita R. Alvarez, Deborah J. Koeberl and Gary W. Koeberl, will appoint Kelly Jay Michael Tallas and Curtis Hulleman to our board of directors, with Mr. Tallas serving as Chairman. Our directors and officers prior to the Share Exchange will resign as our officers and directors upon the closing of the Share Exchange. In addition, concurrent with the closing of the Share Exchange, our board will appoint Mr. Tallas as Chief Executive Officer and Jenny Xiao Zhen Li as Chief Financial Officer. Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Exchange Agreement, there will be a change-of-control of the Company on the date the Share Exchange is completed.

Consummation of the transactions contemplated by the Exchange Agreement is subject to closing conditions, including, among other things, the filing with the SEC of an Information Statement on Schedule 14f-1 and the mailing of such Information Statement to our shareholders. There can be no assurance that the Share Exchange transaction will be completed.

                                VOTING SECURITIES

Our authorized common stock consists of 25,000,000 shares with par value of $0.001. Our common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our shareholders. Each share of common stock entitles the holder thereof to one vote. As of October 30, 2006, there were 7,700,000 shares of our common stock outstanding.


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the shares of our common stock by (a) each person who we know to be the beneficial owner of 5% or more of our outstanding common stock; (b) each of our named executive officers; (c) each of our directors; and (d) all of our executive officers and directors as a group. The calculations of the percent of shares beneficially owned are based on 7,700,000 shares of common stock outstanding as of October 30, 2006. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act. Under those rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date hereof, through the exercise or conversion of any stock option, convertible security, warrant or other right. Including those shares in the tables does not, however, constitute an admission that the named shareholder is a direct or indirect beneficial owner of those shares.

  Name and Address of                 Amount and Nature               Percent of
   Beneficial Owner                of Beneficial Ownership               Class
  ___________________              _______________________            __________

   Bonita R. Alvarez
   7162 Acorn Court
Las Vegas, Nevada 89147                   1,925,000                     25.0%


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


    Deborah J. Koeberl
   29243 Palm View Lane
Highland, California 92346                1,925,000                     25.0%

      Gary W. Koeberl
       P.O. Box 747
Mira Loma, California 91752               1,225,000                     16.0%

All Officers and Directors as
a group (three persons)                   5,075,000                     66.0%

Each of Ms. Alvarez and Ms. Koeberl and Mr. Koeberl have agreed to surrender all of their shares for cancellation upon the consummation of the Share Exchange.

CHANGE IN CONTROL

On October 17, 2006, we entered into the Exchange Agreement with WealthCraft HK and the shareholders of WealthCraft HK pursuant to which we will acquire all of the issued and outstanding shares of stock of WealthCraft, in exchange for the issuance in the aggregate of 7,000,000 of our shares of common stock to WealthCraft's shareholders, which will represent 70% of our issued and outstanding capital stock after consummation of the Share Exchange. Following the closing of the Share Exchange, WealthCraft HK will become a wholly-owned subsidiary of WealthCraft Holdings and, upon the issuance of the shares pursuant to the Exchange Agreement and related transactions, the shareholders of WealthCraft HK will become the owners of 70% of our issued and outstanding stock. We currently have a total of 7,700,000 issued and outstanding shares of common stock.

Effective upon the completion of the Share Exchange following the expiration of the 10-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our shareholders, our board of directors, which currently consists of Bonita R. Alvarez, Deborah J. Koeberl and Gary W. Koeberl, will appoint Kelly Jay Michael Tallas and Curtis Cornelius Hulleman to our board of directors, with Mr. Tallas serving as Chairman. Our directors and officers prior to the Share Exchange will resign as our officers and directors upon the closing of the Share Exchange. In addition, concurrent with the closing of the Share Exchange, our board will appoint Mr. Tallas as Chief Executive Officer and Jenny Xiao Zhen Li as Chief Financial Officer. Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Exchange Agreement, there will be a change-of-control of the Company on the date the Share Exchange is completed.

                        DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current executive officers and directors and our proposed executive officers and directors after completing the Share Exchange.

CURRENT EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth certain information regarding our current directors and executive officers:

Name                     Age       Position                       Year Appointed
____                     ___       ________                       ______________

Bonita R. Alvarez        45        President and Director              1998
Deborah J. Koeberl       33        Secretary, Treasurer and            1998
                                      Director
Gary W. Koeberl          35        Director                            1998


BONITA R. ALVAREZ is the President and a Director of the Company. From 1986 to 1991, Ms. Alvarez was employed by Las Vegas Events, Inc. as a Special Events and Advertising Coordinator responsible for organizing and coordinating staged events in conjunction with the Las Vegas Convention and Visitors Authority where she was primarily responsibly involved in the production of the National Finals Rodeo. From 1991 to 1996, Ms. Alvarez was a licensed real estate salesperson working in the southern Nevada and desert region of California and from 1996 to the present, Ms. Alvarez was employed by Humana Health Plans, Inc. and Las Vegas Insurance Services, Inc. as a licensed insurance agent. Ms. Alvarez worked within the senior citizen market, specializing in employee benefits, individual health, life and Medicare supplements.


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


DEBORAH J. KOEBERL is the Secretary, Treasurer and a Director of the Company. From 1991 to 1998, Ms. Koeberl was an Accountant with Koeberl Accounting Services responsible for corporate accounting, finance, payroll services and sales tax reporting. From 1998 to present, Ms. Koeberl was co-owner of an internet services company. Ms. Koeberl started an internet service company providing assistance to companies and individuals in establishing a presence on the internet by building and servicing websites.

GARY W. KOEBERL is a Director of the Company. From 1990 to 1998, Mr. Koeberl was employed by Konica, Inc. as a Technician Specialist. Mr. Koeberl was responsible for managing, purchasing, installing, service operating supplies and parts for several copy machine designs. From 1998 to present, Mr. Koeberl was co-owner of an internet services company. Mr. Koeberl started an internet service company providing assistance to companies and individuals in establishing a presence on the internet by building and servicing websites.

Our officers and directors may be deemed parents and promoters as those terms are defined by the Securities Act. All directors hold office until the next annual shareholders' meeting or until their death, resignation, retirement, removal, disqualification, or until their successors have been elected and qualified. Our officers serve at the will of the board of directors.

There are no agreements or understandings for any of our officers or directors to resign at the request of another person (other than with respect to the Share Exchange) and none of the officers or directors is acting on behalf of or will act at the direction of any other person.

Each of Ms. Alvarez and Koeberl and Mr. Koeberl have agreed to surrender all of their shares for cancellation upon the consummation of the Share Exchange.

BOARD OF DIRECTORS AND COMMITTEES

We do not have standing audit, nominating or compensation committees of the board of directors or committees performing similar functions because we have no meaningful operations and no employees. These functions are currently performed by the board of directors as a whole. We do not have an audit committee charter or nominating committee charter.

Our board of directors does not currently have an express policy with regard to the consideration of any director candidates recommended by shareholders since the board of directors believes that it can adequately evaluate any such nominees on a case-by-case basis. Our board of directors does not currently have any formal minimum criteria for nominees. We have not received any recommendations for a director nominees from any shareholders.

BOARD MEETINGS AND SHAREHOLDER COMMUNICATIONS

During the year ended December 31, 2005, the board of directors held four meetings.

Our board of directors does not currently have a process for security holders to send communications to the board of directors. Holders of our securities can send communications to the board of directors by writing to: 6767 Tropicana Avenue, Suite 207, Las Vegas, Nevada 89103, Attention: Secretary.

We have not yet established a policy with respect to board member's attendance at annual meetings.

DIRECTORS AND EXECUTIVE OFFICERS FOLLOWING SHARE EXCHANGE

Upon closing of the Share Exchange, the following individuals are expected to be named to our board of directors and will serve as our executive officers.

                  Name        Age                      Position

Kelly Jay Michael Tallas       36     President, Chief Executive Officer and
                                      Chairman of the board of directors of the Company; President, Chief Executive
                                      Officer and Chairman of the board of
                                      directors of WealthCraft HK; President,
                                      Chief Executive Officer and Chairman of
                                      the board of directors of WealthCraft
                                      Systems (Shenzhen) Limited


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Curtis Cornelius Hulleman     36      Chief Information Officer and Director of
                                      the Company; Chief Information Officer and
                                      Director of WealthCraft HK; Chief
                                      Information Officer and Director of
                                      WealthCraft Systems (Shenzhen) Limited

Xiao Zhen "Jenny" Li          32      Chief Financial Officer of the Company;
                                      Chief Financial Officer of WealthCraft HK;
                                      Chief Financial Officer of WealthCraft
                                      Systems (Shenzhen) Limited

KELLY JAY MICHAEL TALLAS co-founded WealthCraft HK and has served as President, Chief Executive Officer and Chairman of the Board of WealthCraft HK and WealthCraft Systems (Shenzhen) Limited since August 2003. From April 2000 until July 2004, Mr. Tallas served as head of information technology at Morningstar Asia, a provider of mutual fund research and ratings, where he led a team to build Morningstar Asia's business and technical infrastructure in Greater China, pioneering the development of one of Asia's first financial xml web services-based product suite. Mr. Tallas has over fourteen years experience in financial information technology and Asian business expertise. Prior to joining Morningstar Asia, Mr. Tallas had 10 years of experience as an entrepreneur. He co-founded InterconX Communications, which provided consulting services to a broad range of customers including HSBC Bank Canada where he managed the Canada-wide systems consolidation and implementation at HSBC Securities. Mr. Tallas holds a Bachelor of Commerce degree at the University of Calgary and is fluent in Mandarin Chinese.

CURTIS CORNELIUS HULLEMAN co-founded WealthCraft HK and has served as Chief Information Officer and a director of WealthCraft HK and WealthCraft Systems (Shenzhen) Limited since November 2003. From November 1999 until October 2003, Mr. Hulleman served as a project manager of Moonrich Solutions Limited, a subsidiary of Crown Worldwide Holdings, a logistics company responsible for design, documentation and implementation of financial computer systems. At Moonrich Systems, he designed and implemented twelve financial systems, replacing a mix of legacy operational systems, handling a variety of invoicing, costing, accrual-calculating, expense management and insurance functions. Prior to joining Crown, Mr. Hulleman worked in sales, marketing and operations roles, in the logistics and retail industries. Mr. Hulleman holds a MBA from the Richard Ivey School of Business in Toronto, Ontario, Canada.

XIAO ZHEN LI has served as Chief Financial Officer of WealthCraft HK and its subsidiaries since September 1, 2006. From October, 2004 to August, 2006, Ms. Li served as Asia Region Financial Controller of AD Electronics, an electronics manufacturer. From July 2000 through January 2003, Ms. Li served as Chief Financial Officer and assistant to the General Manager of Dahing Car Centre, an automotive related company. Ms. Li has over eleven years accounting related experience in various industries, seven years as a financial manager and/or other senior positions. Ms. Li holds a MBA degree in Finance from Coventry University, an EMBA degree in Decision Making from US East & West University and a bachelor degree in Accounting from Jinan University. Ms. Li has a CA designation, will complete the ACCA in 2007, and is fluent in English, Cantonese, Mandarin and Mingnan dialects.

FAMILY RELATIONSHIPS

No family relationships exist among our directors and executive officers.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act requires our officers, directors and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors and 10% shareholders are required by regulation to furnish us with copies of all
Section 16(a) forms they file. To the best of our knowledge (based upon a review of the Forms 3, 4 and 5 filed), no officer, director or 10% beneficial shareholder failed to file on a timely basis any reports required by Section 16(a) of the Exchange Act during the year ended December 31, 2005.

                             EXECUTIVE COMPENSATION

None of our officers and directors have received any compensation for their respective services rendered to us. Further, none of the directors are accruing any compensation pursuant to any agreement with us. We did not pay any compensation to any director in fiscal years 2004 or 2005.

We have not adopted any retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of our directors, officers and/or employees.


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


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

Bonita R. Alvarez has agreed to provide the necessary funds, without interest, for us to comply with the Exchange Act provided that she is an officer and director of the Company when the obligation is incurred. All advances are interest-free.


By Order of the Board of Directors,


/s/ BONITA R. ALVAREZ
__________________________
    Bonita R. Alvarez
    President and Director

Dated: November 1, 2006























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